EXHIBIT C

BOARD AND COMMITTEE FEES

     The following table identifies the compensation that the various Boards pay their Board Members and the number of standing committee meetings held during the most recent Fund fiscal year ending on or before September 30, 2006.

Fund	Quarterly Fee	Meeting Fee	Number of Board Meetings Held During Most Recent Fiscal Year	Number of Audit Committee Meetings Held During Most Recent Fiscal Year	Number of Nominating Committee Meetings Held During Most Recent Fiscal Year

Franklin Federal Tax-Free Income Fund	$3,920*	$1,285*	9	3	8

Franklin Money Fund	$2,800*	$705*	9	3	8

Franklin Tax-Exempt Money Fund	$350*	$90*	9	3	8

The Money Market Portfolios	No Fees Authorized by Board	No Fees Authorized by Board	9	3	8

*     Independent Board Members receive an annual retainer fee (paid quarterly) and a fee for attending each Board meeting based on a fee schedule applicable to all Franklin funds on whose boards they serve with the actual amount of such fees paid to any Independent Board Member being subject to reduction as a result of fee caps limiting the total amount of fees payable to Independent Board Members serving on boards of multiple funds. Please see Exhibit D for the actual amount paid to the Independent Board Members by each Fund for the 12 month period ended September 30, 2006.

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